February 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Frank Knapp, Mark Rakip, Ronald (Ron) E. Alper, and Brigitte Lippmann

Re:	Blackwell 3D Construction Corp.
Registration Statement on Form 10 Originally Filed November 20, 2024 Amended No. 1 Filed on December 31, 2024 Amendment No. 2 filed on January 30, 2025 File No. 000-54452

Dear Commission Staff:

We are submitting this letter on behalf of Blackwell 3D Construction Corp.(the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 10, 2025, relating to the Company’s Registration Statement on Form 10-12G filed with the Commission on November 20, 2024, and as amended and filed on December 31, 2024 and January 30, 2025 (collectively, the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form 10 filed January 30, 2025

Description of Business

Funding Strategy, page 7

1. We note your response to prior comment 2 and we reissue it in part. Please clarify whether you have secured any funding.

Response: We have revised the filing in accordance with the Commission’s request to clarify that we have not secured financing as of the date of the amended Registration Statement.

Financial Information, page 23

2. We note that you have removed the footnotes to the table on page 25. Please clarify whether the agreements referenced in the footnotes are still in force.

Response: The referenced and removed agreements are still in full force and effect and none of the debt underlying such agreements is convertible. However, they were removed to avoid any confusion as part of a response to a prior comment from the Commission.

Certain Relationships and Related Transactions, page 31

3. We note your response to prior comment 6 and the revised disclosure on page 31. Please explain why the company issued 1,000,000 shares of common stock valued at $360,200 for 100% of the member interest in the entity when the transferring entity valued the assets at a historical value of $0 within a one month period.

Response: The issuance of 1,000,000 shares of common stock valued at $360,200 in exchange for 100% of the member interest in Blackwell Realtech 3D, LLC was based on a fair value assessment of the transaction at the time of issuance. While the transferring entity historically recorded the assets at a value of $0, this accounting treatment was primarily due to lack of capitalization for internally developed assets. However, the fair value of the acquired entity was determined based on anticipated future economic benefits and strategic value to the Company. Additionally, the valuation considered qualitative and quantitative factors, including revenue-generating potential and proprietary technology, and synergies expected from the acquisition. Although the transferring entity’s historical book value was $0, the Company determined that the fair value of the acquired entity and the benefits derived from the transaction justified the stock issuance.

The Company believes this treatment is consistent with applicable accounting guidance, including ASC 805 (Business Combinations), which requires measuring consideration transferred at fair value, irrespective of the historical carrying amounts of the acquired entity’s assets.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at mzaveri@blackwell3d.com.

Thank you for your courtesies,

/s/ Mohammed Saif Zaveri
Mohammed Saif Zaveri, CEO